

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 9, 2016

Via E-mail
Matthew R. DeNezza
Chief Financial Officer
Eclipse Resources Corporation
2121 Old Gatesburg Rd, Suite 110
State College, PA 16803

> **Re:** **Eclipse Resources Corporation**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2015**
> **Filed March 4, 2016**
> **File No. 1-36511**

Dear Mr. DeNezza:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Items 1 and 2. Business and Properties, page 1

Proved Undeveloped Reserves (PUDs), page 9

1.   Your current disclosure is not clear regarding the total amount of proved undeveloped ("PUD") reserves that have been converted into proved developed. Specifically, your tabular presentation reflects 9,361 MMcfe transferred from undeveloped reserves to developed in 2015. Your disclosure states that you converted approximately 69,127 MMcfe of proved undeveloped reserves during the year ended December 31, 2015. Please clarify how these two amounts can be reconciled and revise your disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

Factors That Significantly Affect Our Financial Condition and Results of Operations, page 55

2.   On page 22 of your Form 10-K as of December 31, 2015 and on page 29 of your Form 10-Q as of June 30, 2016, you continue to disclose if the currently depressed commodity prices persist, significant downward adjustments to your reserves may result. Please expand your disclosure to provide information quantifying the expected impact of the current commodity price environment on your reserves and the effect of different scenarios regarding changes in commodity prices which you deem reasonably likely to occur. Refer to Item 303(a)(3)(ii) of Regulation S-K. For additional guidance, refer to section III.B.3 of SEC Release No. 33-8350.

Results of Operations, page 60

Costs and Expenses, page 62

3.   You state: "We believe some of our expense fluctuations are best analyzed on a unit-of-production, or Mcfe, basis." We note the disclosure of these amounts on a per Mcfe basis; however, the qualitative discussion that follows the table does not include an analysis of the changes in the per Mcfe amounts between periods. Please expand your disclosures to include a qualitative discussion and analysis of these fluctuations on per Mcfe basis.

Other Operating Expenses, page 63

4.   We note your disclosure that exploration expenses increased due to higher delay rentals due to lease modifications. It appears that approximately 56% of your net undeveloped acreage in the United States is scheduled to expire in the fiscal years ended December 31, 2016 and 2017. We also note your disclosure on page 35 that you have deployed a strategy to convert your land extension payments into multi-year delay rental payments. We further note you have incurred approximately $13.4 million in delay rentals for the six months ended June 31, 2016. To the extent you expect delay rental fees to be material in future periods, please expand your disclosures to further discuss and quantify these expected future amounts.

Note 14, Commitments and Contingencies, page F-30

5.   We note you have entered firm transportation agreements with pipelines for the delivery of your production to market, which have minimum transportation commitment quantities. We also note your disclosure on page 31 that you do not currently anticipate filling your firm transportation capacity in late 2016 or early 2017, which would require certain shortfall payments which may be significant. Please tell us whether these

agreements meet the definition of unconditional purchase obligations with the characteristics defined under FASB ASC 440-10-50-2. If applicable, expand your disclosures to meet the requirements of FASB ASC 440-10-50-4 and 50-5.

Form 8-K dated August 2, 2016

Exhibit 99

6.   We note your third quarter and full year 2016 guidance table presents operating expenses, cash G&A and CAPEX without providing quantitative reconciliations to the most comparable GAAP measures. This is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 with any questions.

Sincerely,

/s/ Brad Skinner for

Ethan Horowitz
Branch Chief
Office of Natural Resources